FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of May 2009

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on May 15, 2009, by Panasonic Corporation (the registrant), announcing its annual financial results for the year ended March 31, 2009 (fiscal 2009).

2.	Supplemental consolidated financial data for fiscal 2009 ended March 31, 2009.

3.	News release issued on May 15, 2009, by the registrant, announcing the continuation of policy toward large-scale purchases of company’s shares.

4.	News release issued on May 15, 2009, by the registrant, announcing shelf registration of stock acquisition rights.

5.	News release issued on May 15, 2009, by the registrant, announcing proposed management changes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: May 20, 2009

May 15, 2009

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Kazuo Sasaki (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-457)

ANNOUNCEMENT OF FINANCIAL RESULTS

PANASONIC REPORTS ANNUAL NET LOSS

- Sales declines and business restructuring expenses cause net loss -

Osaka, Japan, May 15, 2009 — Panasonic Corporation1 (Panasonic [NYSE symbol: PC]) today reported its consolidated financial results for the year ended March 31, 2009 (fiscal 2009).

Consolidated Results

Consolidated group sales for fiscal 2009 decreased 14% to 7,765.5 billion yen, from 9,068.9 billion yen in the previous fiscal year. Of the consolidated group total, domestic sales amounted to 4,082.2 billion yen, down 10% from 4,544.8 billion yen a year ago. Overseas sales decreased 19% to 3,683.3 billion yen, from 4,524.1 billion yen in fiscal 2008, ended March 31, 2008.

[1]	As of October 1, 2008, the company changed its name from “Matsushita Electric Industrial Co., Ltd.” to “Panasonic Corporation.”

During the year under review, the current financial crisis, which originated in the United States, spread across the world and the company’s outlook of the business environment was extremely uncertain. The company’s business conditions worsened considerably from last October, due mainly to the sharp appreciation of the yen, rapidly shrinking demand worldwide and ever-intensified price competition. Under these severe circumstances, in an attempt to get out of this difficult situation and get growth back on its original track, Panasonic implemented initiatives for achieving further progress and strengthening management structure. In particular, the company accelerated the business restructuring initiatives on the basis of business selection and concentration such as integration and closure of manufacturing sites, from the view point of global optimal production, withdrawal from unprofitable businesses, and reassigning and downsizing of workforce.

Regarding earnings, operating profit2 for this fiscal year was down 86%, to 72.9 billion yen, from 519.5 billion yen in the previous year. Although the company implemented thorough streamlining of material and fixed costs, this result was due mainly to the effect of a sharp sales decline, rising prices for crude oil and other raw materials, and ever-intensified global price competition. In other income (deductions), the company incurred 367.4 billion yen as business restructuring expenses and 92.0 billion yen as a write-down of investment securities. As a result of these and other factors, the company regrettably incurred a pre-tax loss of 382.6 billion yen. Accordingly, net income turned to a loss of 379.0 billion yen.

Consolidated Sales Breakdown by Product Category

The company’s annual consolidated sales by product category, as compared with prior year amounts, are summarized as follows:

Digital AVC Networks3

Digital AVC Networks sales decreased 13% to 3,492.0 billion yen, from 4,001.8 billion yen in the previous year. Sales of video and audio equipment decreased 6% from the previous year, due mainly to sluggish sales in digital AV products such as plasma TVs and digital cameras. In information and communications equipment, weak sales of automotive electronics led to a 19% decrease overall from a year ago.

[2]	For information about operating profit, see Note 2 of the Notes to consolidated financial statements on page 14.
[3]	From fiscal 2009, the name of “AVC Networks” was changed to “Digital AVC Networks.”

Home Appliances

Sales of Home Appliances decreased 9% to 1,166.3 billion yen, compared with 1,283.0 billion yen in the previous year, due mainly to a sales decline of air conditioners and compressors.

PEW and PanaHome4

Sales of PEW and PanaHome decreased 9% to 1,581.2 billion yen, from 1,730.7 billion yen a year ago. At Panasonic Electric Works Co., Ltd. (PEW)5 and its subsidiaries, sales decreased mainly in electronic materials, automation controls and health-enhancing products. At PanaHome Corporation and its subsidiaries, a rapid deterioration of housing market conditions after September 2008 led to a decrease in sales.

Components and Devices

Sales of Components and Devices were also down 21% to 907.6 billion yen, compared with 1,150.3 billion yen in the previous year, due mainly to a sales downturn of semiconductors and general electronic components.

Other

Sales of Other totaled 618.4 billion yen, down 14 % from 722.6 billion yen in the same period a year ago, due mainly to weak sales in factory automation equipment.

[4]	The name of “MEW and PanaHome” was changed to “PEW and PanaHome” as of October 1, 2008.
[5]	The name of Matsushita Electric Works, Ltd. (MEW) was changed to Panasonic Electric Works Co., Ltd. (PEW) as of October 1, 2008.

Consolidated Financial Condition

Net cash provided by operating activities in fiscal 2009 amounted to 116.6 billion yen. This was attributable primarily to depreciation and a decrease in trade receivables, despite a net loss and a decrease in trade payables. Net cash used in investing activities amounted to 469.4 billion yen. Despite having proceeds from disposition of investments and advances, this was due primarily to capital expenditures for tangible fixed assets of 521.6 billion yen, mainly consisting of manufacturing facilities for priority business areas such as plasma and liquid crystal display panels, and semiconductors. Net cash provided by financing activities was 148.7 billion yen, due mainly to an increase in long-term debt by issuing unsecured straight bonds, despite repurchase of the company’s common stock and the payment of cash dividends. All these activities, as well as a net decrease in cash and cash equivalents of 36.8 billion yen associated with the effect of exchange rate fluctuations, resulted in cash and cash equivalents of 973.9 billion yen at the end of fiscal 2009, down 240.9 billion yen, compared with the end of the last fiscal year.

The company’s consolidated total assets as of March 31, 2009 decreased 1,040.3 billion yen to 6,403.3 billion yen, compared with 7,443.6 billion yen at the end of the last fiscal year (March 31, 2008). This was due mainly to a decrease on trade receivables and a reduction of inventories affected by deteriorated market conditions, and a decrease in investments and advances affected by a decline of stock price. Stockholders’ equity decreased 958.3 billion yen, compared with the end of the last fiscal year, to 2,784.0 billion yen as of March 31, 2009. This result was due primarily to decreases in retained earnings and accumulated other comprehensive income.

Year-end Dividend

The company paid an interim dividend of ¥22.5 per share on November 28, 2008. However, the company regrettably plans to pay a year-end dividend of ¥7.5 per share, due mainly to the deterioration of consolidated financial results, making a total annual cash dividend of ¥30 per share.

Outlook for Fiscal 2010

Regarding the business environment for fiscal 2010 ending March 31, 2010, the company currently expects to encounter severe conditions because two trends are developing simultaneously. One is the world recession and shrinking demand, and the other is the changes in market structure such as the expanding emerging markets and a demand shift to lower-priced products. Under these environments, the company will rebuild its management structure thoroughly, as well as make preparations for the next phase of development and growth simultaneously, aiming to be in a strong position when the market recovers. Although the management environment of the final year of the GP3 plan will be different from the conditions that we previously expected, the company will not change the direction of the GP3 plan. The company currently expects fiscal 2010 sales on a consolidated basis to total 7,000 billion yen, a decrease of 10% from the previous fiscal year. Consolidated operating profit is forecast to increase by 3% to 75 billion yen. Consolidated loss before income taxes6 is anticipated to be 95 billion yen, with net loss attributable to the company7 expected to be 195 billion yen.

Panasonic Corporation is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Panasonic’s shares are listed on the Tokyo, Osaka, Nagoya and New York stock exchanges.

For more information, please visit the following web sites:

Panasonic home page URL: http://panasonic.net/

Panasonic IR web site URL: http://panasonic.net/ir/

[6]

Factors affecting the forecast for other income (deductions) of 170 billion yen (the difference between operating profit and income before income taxes) include business restructuring expenses of 88 billion yen.

[7]	From fiscal 2010 onwards, in accordance with SFAS No.160, the term “net income (loss)” will change to “net income (loss) attributable to the company.”

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Panasonic Corporation

Consolidated Statement of Operations *

(Year ended March 31)

	Yen (millions)		Percentage 2009/2008
	2009	2008
Net sales	¥7,765,507	¥9,068,928	86%
Cost of sales	(5,667,287)	(6,377,240)
Selling, general and administrative expenses	(2,025,347)	(2,172,207)
Interest income	23,477	34,371
Dividend income	11,486	10,317
Interest expense	(19,386)	(20,357)
Expenses associated with the implementation of early retirement programs **	(38,351)	(32,644)
Other Income (loss), net	(432,733)	(76,175)

Income (loss) before income taxes	(382,634)	434,993	—

Provision for income taxes	(37,358)	(114,573)
Minority interests	24,882	(28,637)
Equity in earnings (losses) of associated companies	16,149	(9,906)

Net income (loss)	¥(378,961)	¥281,877	—

Net income (loss), basic
per common share	(182.25) yen	132.90 yen
per ADS	(182.25) yen	132.90 yen
Net income (loss), diluted
per common share	(182.25) yen	132.90 yen
per ADS	(182.25) yen	132.90 yen

(Parentheses indicate expenses, deductions or losses.)

*	** See Notes to consolidated financial statements on pages 14-16.

Supplementary Information

(Year ended March 31)

	Yen (millions)
	2009	2008
Depreciation (tangible assets)	¥325,835	¥282,102
Capital investment ***	¥494,368	¥449,348
R&D expenditures	¥517,913	¥554,538

Number of employees (March 31)	292,250	305,828

***	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Balance Sheet **

March 31, 2009

With comparative figures for March 31, 2008

	Yen (millions)
	March 31, 2009	March 31, 2008
Assets
Current assets:
Cash and cash equivalents	¥973,867	¥1,214,816
Time deposits	189,288	70,108
Short-term investments	1,998	47,414
Trade receivables:
Notes	42,766	59,060
Accounts	743,498	1,046,991
Allowance for doubtful receivables	(21,131)	(20,868)
Inventories	771,137	864,264
Other current assets	493,271	517,409

Total current assets	3,194,694	3,799,194

Investments and advances	551,751	842,156
Property, plant and equipment, net of accumulated depreciation	1,574,830	1,757,373
Other assets	1,082,041	1,044,891

Total assets	¥6,403,316	¥7,443,614

Liabilities, Minority Interests and Stockholders’ Equity
Current liabilities:
Short-term borrowings	¥94,355	¥156,260
Trade payables:
Notes	38,202	37,175
Accounts	641,166	903,379
Other current liabilities	1,226,705	1,464,145

Total current liabilities	2,000,428	2,560,959

Noncurrent liabilities:
Long-term debt	651,310	232,346
Other long-term liabilities	538,997	393,360

Total noncurrent liabilities	1,190,307	625,706

Minority interests	428,601	514,620

Common stock	258,740	258,740
Capital surplus	1,217,764	1,217,865
Legal reserve	92,726	90,129
Retained earnings	2,479,416	2,948,065
Accumulated other comprehensive income (loss) *	(594,377)	(173,897)
Treasury stock	(670,289)	(598,573)

Total stockholders’ equity	2,783,980	3,742,329

Total liabilities, minority interests and stockholders’ equity	¥6,403,316	¥7,443,614

*	Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)
	March 31, 2009	March 31, 2008
Cumulative translation adjustments	¥(341,592)	¥(228,792)
Unrealized holding gains (losses) of available-for-sale securities	(10,563)	45,442
Unrealized gains (losses) of derivative instruments	(4,889)	4,326
Pension liability adjustments	(237,333)	5,127

**	See Notes to consolidated financial statements on pages 14-16.

Panasonic Corporation

Consolidated Sales Breakdown *

(Year ended March 31)

	Yen (billions)		Percentage 2009/2008
	2009	2008
Digital AVC Networks
Video and audio equipment	¥1,699.7	¥1,799.2	94%
Information and communications equipment	1,792.3	2,202.6	81%

Subtotal	3,492.0	4,001.8	87%

Home Appliances	1,166.3	1,283.0	91%

PEW and PanaHome	1,581.2	1,730.7	91%

Components and Devices	907.6	1,150.3	79%

Other	618.4	722.6	86%

JVC	—	180.5	—

Total	¥7,765.5	¥9,068.9	86%

Domestic sales	4,082.2	4,544.8	90%
Overseas sales	3,683.3	4,524.1	81%

[Overseas Sales by Region]

	Yen (billions)		Percentage 2009/2008
	2009	2008
North and South America	¥996.7	¥1,250.7	80%
Europe	963.0	1,212.9	79%
Asia, China and others	1,723.6	2,060.5	84%

Total	¥3,683.3	¥4,524.1	81%

[Domestic/Overseas Sales Breakdown]

	Domestic sales		Overseas sales
	Yen (billions) 2009	Percentage 2009/2008	Yen (billions) 2009	Percentage 2009/2008
Digital AVC Networks
Video and audio equipment	¥493.2	102%	¥1,206.5	92%
Information and communications equipment	934.5	85%	857.8	77%

Subtotal	1,427.7	91%	2,064.3	85%

Home Appliances	656.5	97%	509.8	84%

PEW and PanaHome	1,298.4	92%	282.8	90%

Components and Devices	319.0	80%	588.6	78%

Other	380.6	88%	237.8	82%

Total	¥4,082.2	90%	¥3,683.3	81%

*	See Notes to consolidated financial statements on pages 14-16.

Panasonic Corporation

Consolidated Information by Business Segment *

(Year ended March 31)

By Business Segment:

	Yen (billions)		Percentage 2009/2008
	2009	2008
[Sales]
Digital AVC Networks	¥3,749.0	¥4,319.6	87%
Home Appliances	1,222.9	1,316.4	93%
PEW and PanaHome	1,766.3	1,910.3	92%
Components and Devices	1,127.3	1,398.7	81%
Other	1,071.7	1,084.3	99%
JVC	—	183.1	—

Subtotal	8,937.2	10,212.4	88%
Eliminations	(1,171.7)	(1,143.5)	—

Consolidated total	¥7,765.5	¥9,068.9	86%

[Segment Profit]**
Digital AVC Networks	¥3.2	¥252.3	1%
Home Appliances	49.0	86.4	57%
PEW and PanaHome	40.1	96.4	42%
Components and Devices	7.1	105.0	7%
Other	23.9	64.2	37%
JVC	—	(9.7)	—

Subtotal	123.3	594.6	21%
Corporate and eliminations	(50.4)	(75.1)	—

Consolidated total	¥72.9	¥519.5	14%

By Domestic and Overseas Company Location:

	Yen (billions)		Percentage 2009/2008
	2009	2008
[Sales]
Japan	¥6,053.6	¥6,789.5	89%
North and South America	964.7	1,213.1	80%
Europe	969.5	1,218.2	80%
Asia, China and others	2,457.6	2,960.0	83%

Subtotal	10,445.4	12,180.8	86%
Eliminations	(2,679.9)	(3,111.9)	—

Consolidated total	¥7,765.5	¥9,068.9	86%

[Segment Profit]**
Japan	¥72.7	¥422.1	17%
North and South America	(2.8)	22.1	—
Europe	(30.4)	20.4	—
Asia, China and others	82.6	125.1	66%

Subtotal	122.1	589.7	21%
Corporate and eliminations	(49.2)	(70.2)	—

Consolidated total	¥72.9	¥519.5	14%

*  ** See Notes to consolidated financial statements on pages 14-16.

[For Reference]

Panasonic Corporation

Consolidated Information by Business Field (unaudited)*

(Year ended March 31, 2009)

By Business Field**:

Yen (billions)
2009
[Sales]
Digital AVC Networks Solution	¥3,749.0
Solutions for the Environment and Comfortable Living	2,989.2
Devices and Industry Solution	2,199.0

Subtotal	8,937.2
Eliminations	(1,171.7)

Consolidated total	¥7,765.5

[Business Field Profit]***
Digital AVC Networks Solution	¥3.2
Solutions for the Environment and Comfortable Living	89.1
Devices and Industry Solution	31.0

Subtotal	123.3
Corporate and eliminations	(50.4)

Consolidated total	¥72.9

*	*** See Notes to consolidated financial statements on pages 14-16.
**	For definition of business fields of the Group, see Note 12 of Notes to consolidated financial statements on page 16.

Panasonic Corporation

Consolidated Statement of Stockholders’ Equity *

(Years ended March 31, 2009 and 2008)

							Yen (millions)

	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
(Year ended March 31, 2009)
Balances at beginning of period prior to adjustment	¥258,740	¥1,217,865	¥90,129	¥2,948,065	¥(173,897)	¥(598,573)	¥3,742,329

Effects of changing the pension plan measurement date pursuant to the provisions of SFAS No.158				(3,727)	(73,571)		(77,298)
Balances at beginning of period as adjusted	¥258,740	¥1,217,865	¥90,129	¥2,944,338	¥(247,468)	¥(598,573)	¥3,665,031

Gain (loss) from sale of treasury stock		(101)					(101)
Transfer from retained earnings			2,597	(2,597)			—
Cash dividends				(83,364)			(83,364)
Disclosure of comprehensive income (loss)
Net income (loss)				(378,961)			(378,961)
Translation adjustments					(112,800)		(112,800)
Unrealized holding gains (losses) of available-for-sale securities					(56,005)		(56,005)
Unrealized gains (losses) of derivative instruments					(9,215)		(9,215)
Pension liability adjustments					(168,889)		(168,889)

Total comprehensive income (loss)							(725,870)
Repurchase of common stock, net						(71,716)	(71,716)

Balances at end of period	¥258,740	¥1,217,764	¥92,726	¥2,479,416	¥(594,377)	¥(670,289)	¥2,783,980

(Year ended March 31, 2008)
Balances at beginning of period	¥258,740	¥1,220,967	¥88,588	¥2,737,024	¥107,097	¥(495,675)	¥3,916,741

Gain (loss) from sale of treasury stock		59					59
Increase (decrease) mainly in capital transactions		(3,161)					(3,161)
Transfer from retained earnings			1,541	(1,541)			—
Cash dividends				(69,295)			(69,295)
Disclosure of comprehensive income (loss)
Net income				281,877			281,877
Translation adjustments					(129,254)		(129,254)
Unrealized holding gains (losses) of available-for-sale securities					(115,389)		(115,389)
Unrealized gains (losses) of derivative instruments					3,464		3,464
Pension liability adjustments					(39,815)		(39,815)

Total comprehensive income (loss)							883
Repurchase of common stock, net						(102,898)	(102,898)

Balances at end of period	¥258,740	¥1,217,865	¥90,129	¥2,948,065	¥(173,897)	¥(598,573)	¥3,742,329

*	See Notes to consolidated financial statements on pages 14-16.

Panasonic Corporation

Consolidated Statement of Cash Flows *

(Year ended March 31)

	Yen (millions)
	2009	2008
Cash flows from operating activities:
Net income (loss)	¥(378,961)	¥281,877
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	364,806	320,534
Net (gain) loss on sale of investments	(13,512)	(14,402)
Minority interests	(24,882)	28,637
(Increase) decrease in trade receivables	249,123	(56,677)
(Increase) decrease in inventories	21,011	(37,372)
Increase (decrease) in trade payables	(199,176)	(41,568)
Increase (decrease) in retirement and severance benefits	(107,196)	(128,937)
Other	205,434	113,966

Net cash provided by operating activities	¥116,647	¥466,058

Cash flows from investing activities:
(Increase) decrease in short-term investments	—	697
Proceeds from disposition of investments and advances	221,127	313,947
Increase in investments and advances	(34,749)	(160,423)
Capital expenditures	(521,580)	(418,730)
Proceeds from sale of fixed assets	40,476	151,279
(Increase) decrease in time deposits	(136,248)	166,750
Purchase of shares of newly consolidated subsidiaries	—	(68,309)
Other	(38,503)	(46,582)

Net cash used in investing activities	¥(469,477)	¥(61,371)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(34,476)	(5,815)
Increase (decrease) in deposits and advances from employees	(86)	(252)
Increase (decrease) in long-term debt	359,258	(45,406)
Dividends paid	(83,364)	(69,295)
Dividends paid to minority interests	(20,803)	(19,807)
(Increase) decrease in treasury stock	(71,817)	(102,839)
Proceeds from issuance of shares by subsidiaries	—	39,866

Net cash provided by (used in) financing activities	¥148,712	¥(203,548)

Effect of exchange rate changes on cash and cash equivalents	(36,831)	(129,521)
Effect of changes in consolidated subsidiaries	—	(93,441)

Net increase (decrease) in cash and cash equivalents	(240,949)	(21,823)
Cash and cash equivalents at beginning of period	1,214,816	1,236,639

Cash and cash equivalents at end of period	¥973,867	¥1,214,816

*	See Notes to consolidated financial statements on pages 14-16.

Notes to consolidated financial statements:

1. The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2. In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of income and Note 3 for U.S. GAAP reconciliation.

3. Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the statement of income.

4. The company changed the measurement date to March 31 for those postretirement benefit plans with a December 31 measurement date in conformity with the provisions regarding the change in the measurement date of postretirement benefit plan of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statement No. 87, 88, 106, and 132(R).” With the change in the measurement date, beginning fiscal 2009 balance of “retained earnings” and pension liability adjustments of “accumulated other comprehensive income (loss)” has been reduced by 3,727 million yen and 73,571 million yen, respectively.

5. Corporate bond and long-term debt include unsecured straight bonds of 400 billions yen, which were issued upon the resolution of the Board of Directors’ meeting held on December 19, 2008.

6. Comprehensive income (loss) was reported as a loss of 725,870 million yen for fiscal 2009, and a gain of 883 million yen for fiscal 2008. Comprehensive income includes net income (loss) and increases (decreases) in accumulated other comprehensive income (loss).

7. Per share data (Years ended March 31)

	2009		2008
Net income (loss) (millions of yen)	(378,961)		281,877
Average common shares outstanding (number of shares)	2,079,296,525		2,120,986,052
Dilutive effect:
Stock Options	—		3,818

Diluted common shares outstanding	2,079,296,525		2,120,989,870
Net income (loss) per share:

Basic	(182.25 yen	)	132.90 yen
Diluted	(182.25 yen	)	132.90 yen

8. Victor Company of Japan, Ltd. (JVC) issued and allocated new shares of common stock to third parties on August 10, 2007 for a cash consideration of 35 billion yen. As a result, the company’s shareholding in JVC decreased from 52.4% to 36.8%. JVC and its subsidiaries became associated companies under the equity method from consolidated subsidiaries from August 2007. JVC and Kenwood Corporation integrated management by establishing JVC KENWOOD Holdings, Inc. (JVC KENWOOD HD) as of October 1, 2008 through a share transfer. The company has 24.4% of total issued shares of JVC KENWOOD HD. JVC KENWOOD HD and its subsidiaries became associated companies under the equity method from October 1, 2008.

9. Panasonic and SANYO Electric Co., Ltd. (SANYO), upon the resolutions of the meetings of their respective Boards of Directors held on December 19, 2008, have entered into the capital and business alliance agreement.

10. Regarding consolidated segment profit, expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

11. The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure. The company has changed the transaction between Global Procurement Service Company and other segments since April 1, 2008. Accordingly, segment information for Other and Corporate and eliminations of fiscal 2008 has been reclassified to conform to the presentation for fiscal 2009.

Principal internal divisional companies or units and subsidiaries operating in respective segments as of March 31, 2009 are as follows:

Digital AVC Networks

AVC Networks Company*, Panasonic Communications Co., Ltd.,

Panasonic Mobile Communications Co., Ltd., Automotive Systems Company*,

System Solutions Company*, Panasonic Shikoku Electronics Co., Ltd.

Home Appliances

Home Appliances Company*, Lighting Company,

Panasonic Ecology Systems Co., Ltd.*

PEW and PanaHome

Panasonic Electric Works Co., Ltd.*, PanaHome Corporation

Components and Devices

Semiconductor Company, Panasonic Electronic Devices Co., Ltd.,

Energy Company, Motor Company

Other

Panasonic Factory Solutions Co., Ltd., Panasonic Welding Systems Co., Ltd.*

From fiscal 2009, the name of “AVC Networks” was changed to “Digital AVC Networks.”

Matsushita Battery Industrial Co., Ltd., which used to be a wholly-owned subsidiary, has become an internal divisional company (Energy Company) of Panasonic Corporation as a result of the merger by Panasonic, effective on October 1, 2008.

*	Upon the company name change to Panasonic Corporation, some group companies and divisions have changed their names on October 1, 2008.

Previous Name	Present Name
Panasonic AVC Networks Company	AVC Networks Company
Panasonic Automotive Systems Company	Automotive Systems Company
Panasonic System Solutions Company	System Solutions Company
Matsushita Home Appliances Company	Home Appliances Company
Matsushita Ecology Systems Co., Ltd.	Panasonic Ecology Systems Co., Ltd.
Matsushita Electric Works, Ltd.	Panasonic Electric Works Co., Ltd.
Matsushita Welding Systems Co., Ltd.	Panasonic Welding Systems Co., Ltd.

12. In a new phase of further growth, Panasonic has been accelerating initiatives to achieve global excellence. From fiscal 2009 onward, in order to further clarify its business fields for investors, Panasonic discloses three new business fields of the group which consist of five segments as shown below. Sales and profits by business fields are calculated as the simple total of business segments making up each business field.

Digital AVC Networks Solution

Digital AVC Networks

Solutions for the Environment and Comfortable Living

Home Appliances, PEW and PanaHome

Devices and Industry Solution

Components and Devices, Other

13. Number of consolidated companies: 540 (including parent company)

14. Number of associated companies reflected by the equity method: 182

Significant Accounting Policies:

1. Basis of Presentation of Consolidated Financial Statements

The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles. See Note 2 of Notes to consolidated financial statements on page 14.

2. Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

3. Marketable Securities

The company accounts for debt and equity securities in accordance with Statement of Financial Accounting Standards (SFAS) No.115, “Accounting for Certain Investments in Debt and Equity Securities.”

4. Property, Plant and Equipment, and Depreciation

Property, plant and equipment are stated at cost. Depreciation is computed primarily using the declining balance method.

5. Leases

The company accounts for leases in accordance with SFAS No. 13, “Accounting for Leases.”

6. Income Taxes

Income taxes are accounted for under the asset and liability method. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the fiscal year that includes the enactment date.

7. Retirement and Severance Benefits

“The company accounts for retirement and severance benefits in accordance with SFAS No. 87,” “Employers’ Accounting for Pensions” “and SFAS No. 158,” “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”

8. Derivative Financial Instruments

The company accounts for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

Panasonic Group

1. Outline of the Panasonic Group

Described below are the Panasonic Group’s primary business areas, roles of major group companies in respective businesses and relations between major group companies, business fields and business segments.

The Panasonic Group, mainly comprising Panasonic Corporation and 539 consolidated subsidiaries, is engaged in manufacturing, sales and service activities in a broad range of electric/electronic and related business areas, maintaining close ties among group companies both in Japan and abroad. As of October 1, 2008, the company changed the name from “Matsushita Electric Industrial Co., Ltd.” to “Panasonic Corporation.” Along with the name change, Panasonic is working on unifying the corporate brands worldwide under the “Panasonic” name. Thus, the company will strengthen the unity of all employees throughout the group and ultimately enhance the value of the “Panasonic” brand globally. And the company will continue our tireless efforts to generate ideas that brighten the lives of people everywhere in order to contribute to a better future both for Earth and for the further development of society. Panasonic supplies a full spectrum of electric/electronic equipment and related products, which is categorized into the following five segments: Digital AVC Networks, Home Appliances, PEW and PanaHome, Components and Devices, and Other. In a new phase of further growth, Panasonic has been accelerating initiatives to achieve global excellence. From fiscal 2009 onward, in order to further clarify its business fields for investors, Panasonic discloses three new business fields of the group which consist of the aforementioned five segments.

2. Business Domain Chart	As of Mar. 31, 2009

Notes:	1. The company absorbed Matsushita Battery Industrial Co., Ltd. on October 1, 2008.
2. The companies with an asterisk (*) have changed their names during fiscal 2009, shown as below.

Previous Name	Present Name
Matsushita Electric Industrial Co., Ltd.	Panasonic Corporation
Matsushita Ecology Systems Co., Ltd.	Panasonic Ecology Systems Co., Ltd.
Matsushita Electric Works, Ltd.	Panasonic Electric Works Co., Ltd.
Panasonic Battery (Wuxi) Co., Ltd.	Panasonic Energy (Wuxi) Co., Ltd.
Matsushita Welding Systems Co., Ltd.	Panasonic Welding Systems Co., Ltd.
Panasonic Factory Solutions Singapore Pte. Ltd.	Panasonic Factory Solutions Asia Pacific Pte. Ltd.
Matsushita Automation Controls Co., Ltd.	Panasonic Electric Works Automation Controls Co., Ltd.

Please Note: The following are financial statements on a parent company alone basis, which are in conformity with Japanese generally accepted accounting principles, and should not be confused with the aforementioned consolidated results.

Panasonic Corporation

(Parent Alone)

Statement of Operations

(Year ended March 31)

	Yen (millions)		Percentage 2009/2008
	2009	2008
Net sales	¥4,249,233	¥4,862,220	87%
Cost of sales	(3,453,765)	(3,931,596)

Gross profit	795,468	930,624
Selling, general and administrative expenses	(853,191)	(797,852)
Interest income	7,113	8,921
Dividend income	191,924	75,316
Other income	53,853	57,159
Interest expense	(6,295)	(6,814)
Other expenses	(71,746)	(56,211)

Recurring profit	117,126	211,143	55%

Non-recurring profit	127,228	7,777
Non-recurring loss	(222,819)	(84,556)

Income before income taxes	21,535	134,364	16%
Provision for income taxes
Current	(11,165)	(14,708)
Deferred	(66,682)	(19,356)

Net income (loss)	¥(56,312)	¥100,300	—

Net income (loss) per common share:
Basic	(27.11) yen	47.29 yen
Diluted	—	47.29 yen

Panasonic Corporation

(Parent Alone)

Balance Sheet

(March 31, 2009)

With comparative figures for March 31, 2008

	Yen (millions)
	March 31, 2009	March 31, 2008
Assets
Current assets:
Cash and deposits	¥3,670	¥23,795
Trade receivables	378,400	543,123
Inventories	213,404	210,259
Other current assets	1,174,108	962,610

Total current assets	1,769,582	1,739,787

Fixed assets:
Tangible fixed assets	408,211	319,502
Intangibles	49,170	54,163
Investments and advances, and other assets	2,215,327	2,490,989

Total fixed assets	2,672,708	2,864,654

Total assets	¥4,442,290	¥4,604,441

Liabilities and Net Assets
Current liabilities:
Trade payables	¥321,888	¥497,679
Accrued income taxes	912	2,095
Other current liabilities	1,316,178	1,297,649

Total current liabilities	1,638,978	1,797,423

Long-term debt and employee retirement and severance benefits	669,772	333,123

Total liabilities	2,308,750	2,130,546

Net assets
Capital	258,740	258,740
Capital surplus	569,981	570,082
Retained earnings	2,022,552	2,177,430
Treasury stock	(671,182)	(599,466)

Total net assets	2,180,091	2,406,786

Difference of valuation, translation and other adjustments	(46,551)	67,109

Total liabilities and net assets	¥4,442,290	¥4,604,441

Panasonic Corporation

(Parent Alone)

Statement of Changes in Shareholders’ Equity

(Year ended March 31, 2009)

Yen (millions)

	Shareholders’ equity
		Capital surplus			Retained earnings
	Capital	Capital reserve	Other capital surplus	Total	Legal reserve	Other retained earnings
						Reserve for advanced depreciation	Reserve for dividends	Contingent reserve
Balances at beginning of period	¥258,740	¥568,212	¥1,870	¥570,082	¥52,749	¥18,464	¥81,000	¥1,918,680

Changes in the period
Dividends from retained earnings

Net income (loss)
Repurchase of common stock

Sales of treasury stock			(101)	(101)
Decrease due to business split-off
Net changes of items other than shareholders’ equity

Total changes in the period	—	—	(101)	(101)	—	—	—	—

Balances at end of period	¥258,740	¥568,212	¥1,769	¥569,981	¥52,749	¥18,464	¥81,000	¥1,918,680

	Shareholders’ equity				Difference of valuation, translation and other adjustments			Total net assets
	Retained earnings		Treasury stock	Total	Unrealized holding gains of available- for-sale securities, etc	Deferred profit on hedges	Total
	Unappropriated retained earnings	Total
Balances at beginning of period	¥106,537	¥2,177,430	¥(599,466)	¥2,406,786	¥55,429	¥11,680	¥67,109	¥2,473,895

Changes in the period
Dividends from retained earnings	(83,364)	(83,364)		(83,364)				(83,364)

Net income (loss)	(56,312)	(56,312)		(56,312)				(56,312)
Repurchase of common stock			(72,416)	(72,416)				(72,416)

Sales of treasury stock			700	599				599
Decrease due to business split-off	(15,202)	(15,202)		(15,202)				(15,202)
Net changes of items other than shareholders’ equity					(71,342)	(42,318)	(113,660)	(113,660)

Total changes in the period	(154,878)	(154,878)	(71,716)	(226,695)	(71,342)	(42,318)	(113,660)	(340,355)

Balances at end of period	¥(48,341)	¥2,022,552	¥(671,182)	¥2,180,091	¥(15,913)	¥(30,638)	¥(46,551)	¥2,133,540

Management Policy

(1) Basic Policy for Corporate Management

Since its establishment, Panasonic has operated its businesses under its basic management philosophy, which sets forth that the mission of a business enterprise is to contribute to the progress and development of society and the well-being of people through its business activities, thereby enhancing the quality of life throughout the world. Aiming to grow further to become a global excellent company, Panasonic will work to deliver sustained growth in corporate value to satisfy its shareholders, investors, customers, business partners and all other stakeholders.

(2) Basic Policy for Providing Return to Shareholders

Since its establishment, Panasonic has managed its businesses under the concept that returning profits to shareholders is one of its most important policies. Along with the implementation of mid-term growth strategies since fiscal 2005, the company has implemented a proactive and comprehensive profit return to shareholders through dividend payments and own share repurchases, upon careful consideration of its consolidated business performance.

From the perspective of return on the capital investment made by shareholders, Panasonic, in principle, distributes profits to shareholders based on its business performance and is aiming for stable and continuous growth in dividends, targeting a dividend payout ratio of between 30% and 40% with respect to consolidated net income. Regarding share buybacks, the company is repurchasing its own shares as it considers appropriate, taking comprehensively into consideration strategic investments and the company’s financial condition, with the aim of increasing shareholder value per share and return on capital.

The company paid an interim dividend of ¥22.5 per share on November 28, 2008. However, the company regrettably plans to pay a year-end dividend of ¥7.5 per share, due mainly to the deterioration of consolidated financial results, making a total annual cash dividend of ¥30 per share. For fiscal 2010, ending March 31, 2010, Panasonic plans to pay an interim cash dividend of ¥5 per share, a decrease from ¥22.5 per share in fiscal 2009. The company also plans to pay a year-end cash dividend of ¥5 per share, a decrease from ¥7.5 per share in fiscal 2009. If implemented, total cash dividends for fiscal 2010 will be ¥10 per share. Meanwhile, the company repurchased some of its own shares at a cost of approximately ¥70 billion in fiscal 2009. Although Panasonic expects severe business conditions to continue, the company will strive to improve its performance as soon as possible and distribute earnings to shareholders.

(3) Corporate Management Strategies and Challenges

Panasonic expects that the economic environment in fiscal 2010 will be more severe than the past fiscal year, as the global recession and shrinking demand triggered by the financial crisis coincide with changes in market structure, including the expansion of emerging markets and a shift to lower-priced products. Responding to these business conditions, the company will simultaneously rebuild its management structure while preparing and taking action for future growth. Fiscal 2010 is the final year of the GP3 plan and although the current business environment is significantly different from the plan’s initial assumptions, Panasonic will continue to push ahead with initiatives set forth in the GP3 plan without changing it, and aims to ready itself to leap ahead when the market recovers.

In order to rebuild its management structure, Panasonic will implement drastic business structural reforms. Guided by the policies of selection and concentration and the strategic placement of overseas sites, Panasonic will strive for new growth by clarifying which businesses to withdraw from and shifting resources to growing businesses based on the results of its examinations. Furthermore, the company will ensure “Itakona” becomes standard practice and accelerate initiatives to reduce procurement costs. It will also step up actions including implementing comprehensive cost rationalization efforts, curbing capital expenditures and reducing inventories.

Regarding preparations and actions for future growth, the cornerstone is strengthening products. The company’s approach is to create products that are unique to Panasonic, products that link well with one another, have superior energy-efficiency and are based on universal design concepts. These products will incorporate its customer’s viewpoint, as well as excel in terms of safety, quality and environmental performance. On top of that, Panasonic will push steadily ahead with the four major themes of the GP3 plan: double-digit growth for overseas sales, four strategic businesses, manufacturing innovation and the eco ideas strategy.

In the digital AV business, one of the four strategic businesses, Panasonic has decided to reduce major capital investment for the 5th domestic PDP plant in Amagasaki and the IPS Alpha plant in Himeji, because of lower growth in the flat-panel TV markets caused by the economic recession. However, the company aims to outgrow its competitors by strengthening product development to maintain growth momentum in its flat-panel TV business.

In addition to these activities, Panasonic will start operating the New Business Promotion Support System in fiscal 2010. The Head Office will assist in creating new businesses by providing financial, technical and personnel assistance when the priority projects of business domain companies and company-wide common projects are launched commercially.

Regarding the capital and business alliance with SANYO, a Collaboration Committee, which was set up to form a close alliance after completing the TOB, is looking at wide-ranging themes, while giving sufficient consideration to competition laws. Panasonic has positioned the energy business as a business field with extremely high growth potential. Therefore, Panasonic intends to broaden this business as its fifth strategic business to drive the company’s future growth.

# # #

May 15, 2009

Panasonic Corporation

Supplemental Consolidated Financial Data for Fiscal 2009

ended March 31, 2009

1. Sales Breakdown

yen (billions)

Fiscal 2009 Results	Total	09/08	Local currency basis 09/08	Domestic	09/08	Overseas	09/08	Local currency basis 09/08
Video and Audio Equipment	1,699.7	94%	104%	493.2	102%	1,206.5	92%	104%
Information and Communications Equipment	1,792.3	81%	86%	934.5	85%	857.8	77%	87%

Digital AVC Networks	3,492.0	87%	94%	1,427.7	91%	2,064.3	85%	96%
Home Appliances	1,166.3	91%	96%	656.5	97%	509.8	84%	94%
PEW and PanaHome	1,581.2	91%	94%	1,298.4	92%	282.8	90%	105%
Components and Devices	907.6	79%	84%	319.0	80%	588.6	78%	87%
Other	618.4	86%	87%	380.6	88%	237.8	82%	86%

Total	7,765.5	86%	91%	4,082.2	90%	3,683.3	81%	92%

yen (billions)

Fiscal 2010 Forecast	Total	10/09	Local currency basis 10/09	Domestic	10/09	Overseas	10/09	Local currency basis 10/09
Video and Audio Equipment	1,600.0	94%	104%	500.0	101%	1,100.0	91%	105%
Information and Communications Equipment	1,550.0	86%	91%	850.0	91%	700.0	82%	92%

Digital AVC Networks	3,150.0	90%	98%	1,350.0	95%	1,800.0	87%	100%
Home Appliances	1,105.0	95%	100%	640.0	97%	465.0	91%	103%
PEW and PanaHome	1,500.0	95%	97%	1,260.0	97%	240.0	85%	95%
Components and Devices	805.0	89%	94%	305.0	96%	500.0	85%	93%
Other	440.0	71%	72%	295.0	78%	145.0	61%	64%

Total	7,000.0	90%	95%	3,850.0	94%	3,150.0	86%	96%

Notes:	The name of “AVC Networks” was changed to “Digital AVC Networks” from fiscal 2009.

The name of “MEW and PanaHome” was changed to “PEW and PanaHome” as of October 1, 2008.

2. Overseas Sales by Region

yen (billions)

	Fiscal 2009 Results			Fiscal 2010 Forecast
		09/08	Local currency basis 09/08		10/09	Local currency basis 10/09
North and South America	996.7	80%	91%	890.0	89%	98%
Europe	963.0	79%	91%	760.0	79%	96%
Asia	868.3	78%	90%	730.0	84%	97%
China	855.3	91%	95%	770.0	90%	93%

Total	3,683.3	81%	92%	3,150.0	86%	96%

3. Sales by Products

yen (billions)

Product Category	Products	Fiscal 2009 Results
		Sales	09/08
Digital AVC Networks	VCRs	75.7	74%
	Digital cameras	207.8	85%
	TVs	998.1	100%
	Plasma TVs	575.9	92%
	LCD TVs	338.5	129%
	DVD recorders	129.8	102%
	Audio equipment	94.2	74%
	Information equipment	1,179.9	80%
	Communications equipment	612.4	84%
	Mobile communications equipment	330.4	89%
Home Appliances	Air conditioners	245.0	90%
	Refrigerators	108.7	98%
Components and Devices	General components	343.2	76%
	Semiconductors *	392.9	85%
	Batteries	275.4	89%
Other	FA equipment	139.5	68%

*	Information for semiconductors is on a production basis. The annual forecast for fiscal 2010 is 328.5 billion yen, down 16% from fiscal 2009.

Note:	The name of “AVC Networks” was changed to “Digital AVC Networks” from fiscal 2009.

4. Segment Information

yen (billions)

	Fiscal 2009 Results					Fiscal 2010 Forecast
	Sales	09/08	Segment Profit	% of sales	09/08	Sales	10/09	Segment Profit	% of sales	10/09
Digital AVC Networks	3,749.0	87%	3.2	0.1%	1%	3,373.0	90%	16.0	0.5%	500%
Home Appliances	1,222.9	93%	49.0	4.0%	57%	1,180.0	96%	55.0	4.7%	112%
PEW and PanaHome	1,766.3	92%	40.1	2.3%	42%	1,672.0	95%	34.0	2.0%	85%
Components and Devices	1,127.3	81%	7.1	0.6%	7%	1,002.0	89%	25.0	2.5%	352%
Other	1,071.7	99%	23.9	2.2%	37%	860.0	80%	5.0	0.6%	21%

Total	8,937.2	88%	123.3	1.4%	21%	8,087.0	90%	135.0	1.7%	109%
Corporate and eliminations	-1,171.7	—	-50.4	—	—	-1,087.0	—	-60.0	—	—

Consolidated total	7,765.5	86%	72.9	0.9%	14%	7,000.0	90%	75.0	1.1%	103%

Notes:	The name of “AVC Networks” was changed to “Digital AVC Networks” from fiscal 2009.

The name of “MEW and PanaHome” was changed to “PEW and PanaHome” as of October 1, 2008.

5. Financial Data for the Primary Domain Companies

(Business Domain Company Basis)

<Sales, Domain Company Profit (Production Division Basis), and Capital Investment * >

Fiscal 2009 Results	yen (billions)

	Sales		Domain Company Profit			Capital Investment
		09/08		% of Sales	09/08		09-08
AVC Networks Company	1,898.5	96%	-50.1	-2.6%	—	205.6	+45.6
Panasonic Mobile Communications Co., Ltd.	389.7	86%	23.7	6.1%	172%	4.0	+0.1
Panasonic Electronic Devices Co., Ltd.	400.6	79%	-2.5	-0.6%	—	37.3	-0.1
Factory Automation Business	153.0	69%	1.6	1.1%	5%	2.3	-1.9

Fiscal 2010 Forecast					yen (billions)

	Sales		Domain Company Profit			Capital Investment
		10/09		% of Sales	10/09		10-09
AVC Networks Company	1,745.8	92%	-18.5	-1.1%	—	180.4	-25.2
Panasonic Mobile Communications Co., Ltd.	336.5	86%	4.4	1.3%	19%	3.0	-1.0
Panasonic Electronic Devices Co., Ltd.	360.0	90%	0.0	0.0%	—	19.7	-17.6
Factory Automation Business	98.5	64%	-10.9	-11.1%	—	2.9	+0.6

*	These figures are calculated on an accrual basis.

Note:	The name of “Panasonic AVC Networks Company” was changed to “AVC Networks Company” as of October 1, 2008.

6. Capital Investment, Depreciation and R&D Expenditures

Capital Investment*	yen (billions)

	Fiscal 2009 Results		Fiscal 2010 Forecast
		09-08		10-09
Digital AVC Networks	243.1	+33.4	198.0	-45.1
Home Appliances	54.1	+7.1	33.0	-21.1
PEW and PanaHome	37.1	-2.6	27.0	-10.1
Components and Devices **	136.4	+0.8	83.5	-52.9
Other	23.7	+9.4	8.5	-15.2
JVC	—	-3.0	—	—

Total	494.4	+45.1	350.0	-144.4

<** semiconductors only>	< 60.9 >	< +1.2 >	< 14.5 >	< -46.4 >

*	These figures are calculated on an accrual basis.

Notes:	The name of “AVC Networks” was changed to “Digital AVC Networks” from fiscal 2009.

The name of “MEW and PanaHome” was changed to “PEW and PanaHome” as of October 1, 2008.

Depreciation(tangible assets)	yen (billions)

	Fiscal 2009 Results		Fiscal 2010 Forecast
		09-08		10-09
	325.8	43.7	240	-85.8

R&D Expenditures		yen (billions)

	Fiscal 2009 Results		Fiscal 2010 Forecast
		09-08		10-09
	517.9	-36.6	480	-37.9

7. Foreign Currency Exchange Rates

								(billions)

	Export Rates		Rates Used for Consolidation		Foreign Currency Transaction *
	Fiscal 2009 Results	Fiscal 2010 Forecast	Fiscal 2009 Results	Fiscal 2010 Forecast	Fiscal 2009 Results		Fiscal 2010 Forecast
U.S. Dollars	¥103	¥93	¥101	¥93	US$	2.4	US$	2.0
Euro	¥153	¥118	¥143	¥118		€1.4		€1.3

*	These figures are based on the net foreign exchange exposure of the company.

8. Number of Employees

		(persons)

	End of March 2008	End of March 2009
Domestic	135,563	132,144
Overseas	170,265	160,106

Total	305,828	292,250

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

<Attachment 1> Reference

Segment information for fiscal 2008

<Consolidated>

Sales	Yen(billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sept.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	996.1	1,063.5	1,207.7	1,052.3	4,319.6
Home Appliances	349.4	317.6	339.2	310.2	1,316.4
PEW and PanaHome	431.9	505.3	472.5	500.6	1,910.3
Components and Devices	348.2	364.1	357.3	329.1	1,398.7
Other	260.4	281.9	249.8	292.1	1,084.2
JVC	138.0	45.1	—	—	183.1

Total	2,524.0	2,577.5	2,626.5	2,484.3	10,212.3
Eliminations	-284.5	-291.7	-281.9	-285.3	-1,143.4

Consolidated total	2,239.5	2,285.8	2,344.6	2,199.0	9,068.9

Segment profit
	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sept.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	38.9	71.2	84.3	57.9	252.3
Home Appliances	18.0	19.3	25.9	23.2	86.4
PEW and PanaHome	9.9	31.2	27.3	28.0	96.4
Components and Devices	18.4	31.1	27.8	27.7	105.0
Other	13.8	21.1	12.1	17.2	64.2
JVC	-6.7	-3.0	—	—	-9.7

Total	92.3	170.9	177.4	154.0	594.6
Corporate and eliminations	-18.4	-24.8	-12.0	-19.9	-75.1

Consolidated total	73.9	146.1	165.4	134.1	519.5

Notes:

1.	JVC and its consolidated subsidiaries became associated companies under the equity method from August 2007.

2.	The company has changed the transaction between Global Procurement Service Company and other segments since April 1, 2008. Accordingly, segment information for Other and Corporate and eliminations of fiscal 2008 has been reclassified to conform to the presentation for fiscal 2009.

3.	The name of “AVC Networks” was changed to “Digital AVC Networks” in April 2008.

4.	The name of “MEW and PanaHome” was changed to “PEW and PanaHome” as of October 1, 2008.

<Attachment 2> Reference

Segment information for fiscal 2009

<Consolidated>	Yen (billions)

Sales

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sept.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	1,046.4	1,056.5	937.3	708.8	3,749.0
Home Appliances	352.1	333.4	292.1	245.3	1,222.9
PEW and PanaHome	432.8	495.9	432.7	404.9	1,766.3
Components and Devices	334.5	335.7	278.3	178.8	1,127.3
Other	289.4	309.2	222.4	250.7	1,071.7
Total	2,455.2	2,530.7	2,162.8	1,788.5	8,937.2
Eliminations	-303.2	-339.0	-282.8	-246.7	-1,171.7
Consolidated total	2,152.0	2,191.7	1,880.0	1,541.8	7,765.5

Segment profit
	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sept.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	55.0	47.8	-4.9	-94.7	3.2
Home Appliances	31.5	15.4	18.2	-16.1	49.0
PEW and PanaHome	10.5	25.3	10.3	-6.0	40.1
Components and Devices	19.5	29.5	5.0	-46.9	7.1
Other	13.9	14.9	0.1	-5.0	23.9

Total	130.4	132.9	28.7	-168.7	123.3
Corporate and eliminations	-20.8	-14.3	-2.4	-12.9	-50.4

Consolidated total	109.6	118.6	26.3	-181.6	72.9

Note:	The name of “MEW and PanaHome” was changed to “PEW and PanaHome” as of October 1, 2008.

May 15, 2009

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Kazuo Sasaki (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-457)

Panasonic Announces Continuation of Policy toward

Large-scale Purchases of Company’s Shares [ESV plan]

Osaka, Japan, May 15, 2009 — Panasonic Corporation (Panasonic [NYSE symbol: PC]) today announced that its Board of Directors has decided to continue the company’s policy toward Large-scale Purchases of Panasonic shares. This policy, called the ESV (Enhancement of Shareholder Value) Plan, was originally announced on April 28, 2005, and since then, the Board of Directors has announced the continuation thereof each year. As stated in the April 28, 2005 press release, the ESV Plan reflects Panasonic’s policy toward:

(i)	a purchase of Panasonic shares by a group of shareholders[1] with the intent to hold 20% or more of the total voting rights[2] of Panasonic, or

(ii)	a purchase of Panasonic shares resulting in a group of shareholders holding 20% or more of the total voting rights of Panasonic.

(The ESV Plan does not apply to cases where Panasonic’s Board of Directors has given consent in advance of purchases set out in (i) or (ii) above.)

In the following outline of the details of the ESV Plan, a purchase of Panasonic shares set out in (i) or (ii) above shall be referred to as a Large-scale Purchase, and a person or a company that intends to conduct a Large-scale Purchase shall be referred to as the Large-scale Purchaser.

1. Basic Philosophy

Panasonic’s Board of Directors believes that the company’s shareholders should make the final decisions as to whether or not a Large-scale Purchase is acceptable. If a Large-scale Purchase is to be conducted, sufficient information should be provided through the Board of Directors to shareholders so that they may make appropriate decisions. The Board of Directors intends to assess and examine any proposed Large-scale Purchase after the information on such Large-scale Purchase is provided, and subsequently to disclose the opinion of the Board of Directors, to assist shareholders in making their decisions. The Board of Directors may negotiate with the Large-scale Purchaser or offer alternative plans to shareholders, if it is deemed necessary.

The Panasonic Group recorded consolidated net sales of 7,765.5 billion yen for fiscal 2009, ended March 31, 2009, and consists of 539 consolidated subsidiaries and 292,250 employees on a consolidated basis, as of March 31, 2009. Taking into account the scale of the company’s operations and the wide range of its business fields, Panasonic believes it would be helpful for shareholders to receive proper information from both the Large-scale Purchaser and the Board of Directors so that they may examine the terms of the Large-scale Purchase that may have an impact on the management of the company, including the adequacy of the purchase price. The company believes that if a Large-scale Purchase is to be conducted, shareholders should be made aware of its potential impact on the future management of the Panasonic Group, as well as management policies and business plans that the Large-scale Purchaser wishes to adopt, and the influence on other various stakeholders such as customers and employees, in order to determine whether or not the Large-scale Purchase is acceptable.

Under the basic philosophy mentioned above, Panasonic’s Board of Directors has established rules concerning Large-scale Purchases of Panasonic shares (hereinafter referred to as the Large-scale Purchase Rules) as described below. The Board of Directors will require any Large-scale Purchaser to comply with these rules. If the Large-scale Purchaser does not comply with these rules, the Board of Directors intends to take certain countermeasures.

For your information, please refer to the major shareholders of Panasonic as described in attachment 1 hereto. Also, please note that as of the present time, Panasonic has not received any specific proposals for a Large-scale Purchase.

2. Large-scale Purchase Rules

Panasonic’s Board of Directors believes that a Large-scale Purchaser should comply with the Large-scale Purchase Rules for the benefit of all shareholders of Panasonic. The Large-scale Purchase Rules require that (i) a Large-scale Purchaser provide sufficient information to the Board of Directors, and (ii) a Large-scale Purchaser be permitted to commence the Large-scale Purchase only after the prescribed period during which the Board of Directors assesses the Large-scale Purchase.

First, a Large-scale Purchaser is required to provide Panasonic’s Board of Directors with sufficient information (hereinafter referred to as the Large-scale Purchase Information) so that the company’s shareholders may make decisions and the Board of Directors may form its opinion regarding such Large-scale Purchase. The Large-scale Purchase Information includes the followings:

(1)	an outline of the Large-scale Purchaser and its group;

(2)	the purposes and conditions of the Large-scale Purchase;

(3)	the basis for determination of the purchase price and funds for purchase; and

(4)	management policies and business plans which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase.

Since details of the Large-scale Purchase Information may vary depending on each specific Large-scale Purchase, the Board of Directors, first of all, requires the Large-scale Purchaser to submit to Panasonic a letter of intention to comply with the Large-scale Purchase Rules, specifying the name of the Large-scale Purchaser, address, governing law of incorporation, the name of the representative, contact details in Japan and an outline of the proposed Large-scale Purchase. Within five business days after receipt of such letter, the Board of Directors will deliver to the Large-scale Purchaser a list of the Large-scale Purchase Information to be initially provided by the Large-scale Purchaser. If the information initially provided by the Large-scale Purchaser is deemed insufficient as Large-scale Purchase Information, the Board of Directors may request additional information until it receives sufficient information with such decision made by referring to advice from outside professionals, such as lawyers and financial advisors and fully respecting the opinions of outside directors and corporate auditors. The Board of Directors will disclose the proposed Large-scale Purchase and all or part of the Large-scale Purchase Information submitted to the Board of Directors at the time it deems appropriate, if such disclosure is considered necessary for shareholders to make decisions.

After all the Large-scale Purchase Information is provided, Panasonic’s Board of Directors should be allowed a sixty day period (in the case of the purchase of all Panasonic shares by a tender offer with cash-only (yen) consideration) or a ninety day period (in the case of any other Large-scale Purchase), depending on the difficulty level of assessment, as the period during which it will assess, examine, negotiate, form an opinion and seek alternatives (hereinafter referred to as the Assessment Period). The Large-scale Purchase, therefore, shall be commenced only after the Assessment Period has elapsed. The Board of Directors will thoroughly assess and examine the Large-scale Purchase Information with advice from outside professionals during the Assessment Period, and disclose its opinion.

As mentioned above, the Board of Directors may negotiate with the Large-scale Purchaser in order to improve the terms of the proposed Large-scale Purchase or it may offer alternative plans to shareholders, as necessary.

3. Countermeasures against non-compliance with the Large-scale Purchase Rules

The ESV Plan includes countermeasures to be taken in the event of non-compliance with the Large-scale Purchase Rules. In the ESV Plan, non-compliance with the Large-scale Purchase Rules is the condition triggering Panasonic’s countermeasures, in principle.

If a Large-scale Purchaser does not comply with the Large-scale Purchase Rules, Panasonic’s Board of Directors may take countermeasures against the Large-scale Purchaser to protect the interests of all shareholders. Countermeasures include the implementation of stock splits, issuance of stock acquisition rights or any other measures that the Board of Directors is permitted to take under the Company Law in Japan or other laws and the company’s articles of incorporation. The Board of Directors will make decisions relating to countermeasures by referring to advice from outside professionals, such as lawyers and financial advisers and fully respecting the opinions of outside directors and corporate auditors. The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board of Directors elects to issue stock acquisition rights in a rights offering, the outline of the issuance thereof shall be as described in attachment 2 hereto. If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights in consideration of the effectiveness thereof as a countermeasure, such as the condition not to belong to a specific group of shareholders including a Large-scale Purchaser.

The purpose of the Large-scale Purchase Rules is to provide an opportunity for Panasonic’s shareholders to receive necessary information about the Large-scale Purchase, as well as the opinion and any alternative plans from Panasonic’s Board of Directors, in order to determine whether or not the Large-scale Purchase is acceptable. Panasonic believes these rules will benefit shareholders by providing them with sufficient information to make a decision about a Large-scale Purchase that may have an impact on the management of the company. If a Large-scale Purchaser complies with the Large-scale Purchase Rules, the Board of Directors does not intend to prevent the Large-scale Purchase at its own discretion, unless it is clear that such Large-scale Purchase will cause irreparable damage or loss to Panasonic. To this extent, the ESV Plan is essentially different from other defense measures, which have the purpose of preventing a Large-scale Purchase based on the Board of Directors’ judgment and evaluation of the Large-scale Purchase. As an exception, however, in the event that it is clear to the Board of Directors that a Large-scale Purchase will cause irreparable damage or loss to Panasonic and as a result, the Board of Directors makes a decision to take countermeasures to prevent such Large-scale Purchase, the Board of Directors will disclose such decision in a timely and appropriate manner. On making such a decision, the Board of Directors will refer to advice from outside professionals, such as lawyers and financial advisers and fully respect the opinions of outside directors and corporate auditors.

If the Board of Directors decides after considering the interest of all shareholders that it would be appropriate to confirm the desires of the shareholders before taking the countermeasures stated above, the company will hold a general meeting of shareholders. If the Board of Directors decides to hold such a meeting, the company will disclose the fact that a general meeting of shareholders will be held and the reasons therefor.

The company believes that the establishment of the Large-scale Purchase Rules and countermeasures to be taken in the event of non-compliance with such rules are reasonable and appropriate in order to protect the legitimate interests of all Panasonic shareholders. The company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rules. Thus, the company is hereby advising in advance against commencing a Large-scale Purchase that does not comply with the Large-scale Purchase Rules.

4. Effect on Panasonic’s shareholders and investors

Panasonic does not anticipate that taking countermeasures will cause shareholders, other than the Large-scale Purchaser, economic damage or loss of any rights, however, in the event that the Board of Directors determines to take a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and financial instruments exchange regulations. Regarding necessary procedures for shareholders in the event that a specific countermeasure is taken, in the case of an issuance of stock acquisition rights, in order to acquire stock acquisition rights, shareholders need to apply for acquisition within a certain prescribed period, depending on the issuance methods for stock acquisition rights. In addition, in order to exercise stock acquisition rights and acquire stock, shareholders need to pay the exercise price within a certain prescribed period. When the Board of Directors decides to acquire stock acquisition rights, it may deliver stocks to shareholders without paying the amount equivalent to the exercise price, in exchange for the acquisition of the stock acquisition rights. In the case of a stock split and an issuance of stock acquisition rights, shareholders must be recorded in the last shareholders’ register as of the record date of the stock split or the issuance of stock acquisition rights, which shall be determined and announced publicly by the Board of Directors. Panasonic will announce the details of such procedures and any other procedures necessary to protect the interests and rights of shareholders and investors in accordance with relevant laws and financial instruments exchange regulations when the Board of Directors actually determines to take countermeasures including stock splits and issuances of stock acquisition rights.

Each Corporate Auditor, including each outside Corporate Auditor, stated agreement to re-adopt this policy at this time on condition that it is duly implemented. The terms of office of all Directors are for one year, and they are elected at an annual general meeting of shareholders in June of each year. Panasonic’s Board of Directors intends to review the Large-scale Purchase Rules, as necessary, for reasons including amendments to applicable legislation. Any such review would be conducted strictly in the interests of all shareholders.

Notes:	1.	A group of shareholders (tokutei-kabunushi group) means a holder (defined in Paragraph 1, Article 27-23 of the Financial Instruments and Exchange Law, including a person or a company deemed as a holder pursuant to Paragraph 3 thereof) of shares and other securities (defined in Paragraph 1, Article 27-23 of the Financial Instruments and Exchange Law) or a person or a company who makes a purchase (defined in Paragraph 1, Article 27-2 of the Financial Instruments and Exchange Law, including a purchase made on a financial instruments exchange market) and any joint holders (defined in Paragraph 5, Article 27-23 of the Financial Instruments and Exchange Law, including a person or a company deemed as a joint holder pursuant to Paragraph 6 thereof) and any specially related parties (defined in Paragraph 7, Article 27-2 of the Financial Instruments and Exchange Law).

	2.	The number of total voting rights shall be the number of voting rights with respect to all issued shares of Panasonic at the relevant time, excluding the shares held by Panasonic as treasury stock, the number of which appears in the latest Treasury Stock Purchase Report under the Financial Instruments and Exchange Law.

(Attachment 1)

The major shareholders of Panasonic as of March 31, 2009

Name of Shareholder	Number of Shares Held (thousands of shares)	Percentage of Shares Held in Total Issued Shares (%)
The Master Trust Bank of Japan Ltd. (trust account)	132,211	5.39
Moxley & Co.	122,865	5.01
Japan Trustee Service Bank, Ltd. (trust account)	118,812	4.84
Japan Trustee Service Bank, Ltd. (trust account 4G)	113,446	4.62
Nippon Life Insurance Company	67,000	2.73
Sumitomo Mitsui Banking Corporation	57,024	2.32
Panasonic Corporation Employee Shareholding Association	37,151	1.51
Mitsui Sumitomo Insurance Co., Ltd.	35,105	1.43
State Street Bank and Trust Co.	33,399	1.36
Sumitomo Life Insurance Co.	31,382	1.28

Notes:

1. Amounts less than one thousand have been discarded.

2. The number of treasury stock is 382,411 thousand shares.

(Attachment 2)

Outline of issuance of stock acquisition rights

(In case the Board of Directors elects to issue stock acquisition rights in a rights offering)

1. Shareholders who are entitled to receive stock acquisition rights and conditions of issuance thereof:

One stock acquisition right shall be granted to a shareholder, per one share held by such shareholder (excluding the shares held by Panasonic as treasury stock), whose name is recorded in the register of shareholders as of the record date to be specified and published by the Board of Directors. In this regard, Panasonic may either (i) grant to each of the shareholders holding a share of common stock a right to subscribe for a stock acquisition right and to make an offering for subscription of the offered stock acquisition right, or (ii) distribute stock acquisition rights to the shareholders without consideration.

2. Type and number of shares to be acquired upon exercise of stock acquisition rights:

The type of shares to be acquired upon exercise of stock acquisition rights shall be common stock, and the number of shares to be acquired upon exercise of one stock acquisition right shall be one share.

3. Total number of stock acquisition rights to be issued:

The total number of stock acquisition rights to be issued shall be determined by the Board of Directors up to 5 billion stock acquisition rights. The Board of Directors may issue stock acquisition rights more than once within the maximum number of 5 billion stock acquisition rights to be issued in total.

4. Payment amount of each stock acquisition right in the case of item 1, (ii) above:

No payment is required.

5. Price of assets to be invested upon exercise of each stock acquisition right:

The price of assets to be invested upon exercise of a stock acquisition right shall be one Japanese yen or more to be determined by the Board of Directors.

6. Restriction on transfer of stock acquisition rights:

Acquisition of stock acquisition rights by way of assignment thereof requires the approval of the Board of Directors.

7. Conditions of exercise of stock acquisition rights:

The Board of Directors may prohibit a person or company belonging to a group of shareholders (tokutei-kabunushi group) including a Large-scale Purchaser (excluding the case where the Board of Directors approves that an acquisition or shareholding of shares and other securities of Panasonic by the person or company does not conflict with the benefit of all shareholders of Panasonic) from exercising stock acquisition rights.

8. Exercise period and other conditions of stock acquisition rights:

Exercise period, conditions of acquisitions and other conditions of stock acquisition rights shall be determined by the Board of Directors. The Board of Directors may determine that the company may repurchase stock acquisition rights (“Qualified Stock Acquisition Rights”) that are not held by a holder of a stock acquisition right who is prohibited from exercising stock acquisition rights due to the exercise conditions mentioned in item 7 above, and deliver one share of common stock to be determined by the Board of Directors per one Qualified Stock Acquisition Right to each of the holders thereof.

# # #

May 15, 2009

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Kazuo Sasaki (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-457)

Panasonic Announces Shelf Registration of Stock Acquisition Rights

Osaka, Japan, May 15, 2009 — Panasonic Corporation (Panasonic [NYSE symbol: PC]) today announced that its Board of Directors today resolved to file a shelf registration statement with the Japanese regulatory authorities for possible issues of stock acquisition rights.

Details are as follows:

1. Type of Securities	:	Stock acquisition rights

2. Issuable period	:	2 years from the effective date of the shelf registration of stock acquisition rights (from May 23, 2009 to May 22, 2011)

3. Method of offering	:	Rights offering to shareholders

4. Issuable amount	:	5 billion yen
(Issuable amount is the total amount to be paid upon exercise of all stock acquisition rights. The issue price of a stock acquisition right is zero yen.)

As announced in a separate press release issued today (see press release “Panasonic Announces Continuation of Policy toward Large-scale Purchases of Company’s Shares [ESV* Plan]”), Panasonic’s Board of Directors decided to continue the ESV Plan, which was originally adopted and announced on April 28, 2005 and the continuation thereof has been subsequently approved by the Board of Directors and announced each year thereafter as Panasonic has maintained the basic policy.

The ESV Plan outlines the rules regarding large-scale purchases of Panasonic shares, and in certain cases, such as non-compliance with these rules, Panasonic may implement certain countermeasures. The issuance of stock acquisition rights is one possible countermeasure in such cases. As the shelf registration that we filed on April 27, 2007 had expired, Panasonic is again filing the shelf registration statement as set forth above, which will enable Panasonic to promptly issue stock acquisition rights if it deems necessary. For further details of the ESV plan, refer to the aforementioned separate press release.

*	ESV stands for Enhancement of Shareholder Value.

# # #

May 15, 2009

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Kazuo Sasaki (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-457)

Panasonic Announces Proposed Management Changes

Osaka, Japan, May 15, 2009 — Panasonic Corporation (Panasonic [NYSE symbol: PC]), today announced that at the Board of Directors’ Meeting held on May 15, 2009, a change was made to the composition of the new members of the Board of Directors of Panasonic Corporation, who were informally elected at the Board of Directors’ Meeting held on February 26, 2009 and will assume their roles on June 25, 2009. The change will be made official at the Ordinary General Meeting of Shareholders and at the subsequent Board of Directors’ Meeting to be held on June 25, 2009. Please be also informed of the assignment of responsibilities to the newly appointed Director and Members of the Board effective June 25, 2009 and appointments effective May 16, 2009.

Appointments:

1. Appointment of Director, Member of the Board (Effective June 25)

Junji Nomura	Managing Director (Executive Vice President, Panasonic Electric Works Co., Ltd.)

2. Responsibility of Director, Member of the Board (Effective June 25)

Junji Nomura*	In charge of Special Task

3. Appointments of General Manager, Corporate Overseas Planning Group of the Head Office and Others

Appointments:

<Head Office>
Hitoshi Otsuki	General Manager, Corporate Overseas Planning Group, concurrently with his responsibility as in charge of Overseas Operations

Note that Kazuhiro Kawano, former General Manager, will be appointed Advisor, attached to Hitoshi Otsuki, Senior Managing Director, Member of the Board.

<Energy Company>
Hiroyuki Aota	Director, Dry Battery Business Unit (Director, Information Equipment Motor Business Unit, Motor Company)

Note that Naoto Noguchi, Executive Officer, and President, Energy Company, will be released from his concurrent responsibility as Director, Dry Battery Business Unit.

<Motor Company>
Akinori Otsuka	Director, Home Appliance and Automotive Motor Business Unit (Director, Microwave Oven Business Unit, Home Appliances Company)

Note that Kazuyuki Takada, former Director, will be appointed Senior Councilor, in charge of Business Planning, Motor Company.

Makoto Sugimura	Director, Information Equipment Motor Business Unit (President, Panasonic Motor (Zhuhai) Co., Ltd.)

<Home Appliances Company>
Norifumi Matsui	Director, Microwave Oven Business Unit, concurrently with his responsibility as Director, IH Cooking Equipment Business Unit of the same Company

Note:	*	newly appointed
	( )	former titles

# # #